GLOBAL PHARM HOLDNGS GROUP, INC.
25/F New World Center, No. 6009 Yitian Road
Futian District, Shenzhen, PRC 518026

March 10, 2011

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  John Reynolds, Assistant Director

Re:	Global Pharm Holdings Group, Inc. (the “Company”)
correspondence submitted February 11, 2011 regarding
Amendment No. 1 to Form 8-K
Filed August 25, 2010
File No. 333-152286

Dear Mr. Reynolds:

We are responding to comments contained in the Staff letter, dated February 24, 2011, addressed to Mr. Yunlu Yin, the Company’s Chief Executive Officer, with respect to the Company’s Amendment No. 1 to Current Report on Form 8-K filed on August 25, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.	We note your response to comment one in our letter dated January 28, 2011. Please explain to us why you believe you are eligible to register securities under the 1934 Act on Form 8-A.

Response:

The Company filed a Registration Statement on Form S-1 to register 4,200,000 shares of its common stock under the Securities Act of 1933, as amended (the “Act”) on July 11, 2008.  The Registration Statement became effective on July 21, 2008.  Despite this, our predecessor had erroneously indicated in our annual report on Form 10-K for the fiscal year ended February 28, 2010, that our shares were registered under Section 12(g) of the Securities Exchange Act, as amended (the “Exchange Act”).  In order to correct this error and ensure consistency in our reports, we had proposed to register our shares under the Exchange Act by filing a Form 8-A. Because we had filed a registration statement under the Act which became effective after August 20, 1964, we were required under Section 15(d) of the Exchange Act to “file with the Commission, in accordance with such interest or for the protection of investors, such supplementary and periodic information, documents and reports as may be required to Section 13 of this [Exchange] Act in respect of a security registered pursuant to section 12 of this [Exchange] Act.”

The General Instructions to Form 8-A provides that the form may be used for registration pursuant to Section 12(b) or (g) of the Exchange Act any class of securities of any issuer which is required to file reports pursuant to Section 13 or Section 15(d) of that [Exchange] Act.  Because we were required to file the abovementioned reports under Section 15(d) of the Exchange Act, we believe that we are eligible to use Form 8-A to register our shares pursuant to Section 12(g) of the Exchange Act.

2.	We note your response to comment three in our letter dated January 28, 2011. Please revise your filing accordingly.

Response:

Noted. We will revise our filing in accordance with our response to comment three in the Staff letter dated January 28, 2011.

3.
In your response to our comment letter dated September 27, 2010, you propose to revise “Compliance with Circular 106 and the Revised M&A regulation” to state, “[t]he shareholders of our Company and our intermediate “offshore” companies, namely Binomial and Wisdom have never been PRC residents and as such we are not subject to the Circular 106 and Revised M&A Regulations.” Please update this information for the exercise of the call rights under the earn-in agreement, disclosing whether you have PRC residents as shareholders. If yes, please quantify the percentage of shares held by PRC residents. Please expand the proposed disclosure to address the impact of such ownership on the applicability of the PRC regulations. If appropriate, please address in a risk factor as well.

Response:

Noted. We will revise our disclosure as follows:

Compliance with Circular 106 and the Revised M&A regulations

On May 29, 2007, SAFE issued an official notice known as “Circular 106”, which requires the owners of any PRC companies to obtain approval from Ministry of Finance (“MOFCOM”) before establishing any offshore holding company structure in so-called “round-trip” investment transactions (a round-trip investment refers to an investment made by a PRC resident in a PRC enterprise through an offshore special purpose vehicle) for foreign financing as well as subsequent acquisition matters in the PRC. Likewise, on August 8, 2006, MOFCOM joined by State-owned Assets Supervision and Administration Commission, State Administration of Taxation, SAIC, CSRC and SAFE, released a substantially amended version of the Provisions for Foreign Investors to Merge with or Acquire Domestic Enterprises (the “Revised M& A Regulations”) which imposed approval requirements from MOFCOM for “round-trip” investment transactions, including acquisitions in which equity was used as consideration.  ~~The shareholders of our Company and our intermediate “offshore” companies, namely Binomial and Wisdom have never been PRC residents and as such we are not subject to the Circular 106 and Revised M&A Regulations. Accordingly, the acquisition of Our PRC Subsidiaries and the Reverse Merger are not “round-trip” investments as defined by the above mentioned rules.~~  The offshore special purpose vehicle is defined as an offshore enterprise directly established by or under the indirect control of a PRC resident legal person or a PRC resident individual using his or her assets, or equity interest held, in a PRC enterprise, for the purpose of offshore equity financing (including convertible debt financing). Because our Company and intermediate “offshore” companies are not enterprises established by PRC residents for the purpose of offshore equity financing, we are not special purpose vehicle companies and as such the acquisition of Our PRC Subsidiaries and the Reverse Merger are not “round-trip” investments as defined by the above mentioned rules. Despite that we have PRC residents as shareholders after the exercise of certain call rights under an Earn In Agreement whereby some PRC residents acquired a total of 15,584,300 shares, or 59.9% of our common stock, Circular 106 and the Revised M&A are inapplicable to us.

Foreign investments in pharmaceutical industry are subject to certain restrictions. However, pursuant to Supplement VI to Mainland and Hong Kong Closer Economic Partnership Arrangement, PRC pharmaceutical distribution industry is open to Hong Kong invested companies. Therefore, the acquisition of Our PRC Subsidiaries by our two Hong Kong subsidiaries, Wisdom Fortune and Binomial, is not subject to any limitation.

Security Ownership of Certain Beneficial Owners and Management, page 54

4.
Please update this section for the exercise of the call rights under the earn-in agreements, as well as the unexercised right for 86,200 shares, to provide the disclosure required by Item 403 of Regulation S-K.

Response:

We propose to update this section as follows:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our voting securities by (i) any person or group owning more than 5% of any class of voting securities, (ii) each director, (iii) our chief executive officer and (iv) all executive officers and directors as a group as of February 25, 2011.

Name and Address	Number of Shares of Common Stock Beneficially Owned1	Percentage Ownership of Shares of Common Stock

Owner of More than 5% of Class

Mei Li Tsai2 Unit 04, 7/F, Bright Way Tower, No. 33 MongKok Road, Kowloon, HongKong	5,309,700	20.43%

Directors and Executive Officers

Rhonda Heskett 3 4746 Lewis Ave. Bartlesville, OK 74006	__	__

Yunlu Yin4 25/F New World Center, No. 6009 Yitian Road, Futian District, Shenzhen, People’s Republic of China 518026	9,858,750	37.92%

An Fu4,5 25/F New World Center, No. 6009 Yitian Road, Futian District, Shenzhen, People’s Republic of China 518026	156,000	*

Dan Li4 25/F New World Center, No. 6009 Yitian Road, Futian District, Shenzhen, People’s Republic of China 518026	117,000	*

Gene Michael Bennett5 J4-2-12 Diplomtic Compound, No.1 Xiushui Street, Jianguomen Wai ChaoYang District,Beijing, People’s Republic of China 100600	__	__

Zhixian Long5 Room 302, Unit 6, Block 9 No.11, North Third Ring East Road, Chao Yang District, Beijing People’s Republic of China 100600	__	__

Peitong Yu5 Room 2504,Tian An International Plaza, Zhongshan District, Dalian City People’s Republic of China 116001	__	__

All directors and executive officers (5 persons)	10,131,750	38.97%

*Under1% of the issued and outstanding shares as of February 25, 2011.

(1)
In determining beneficial ownership of our common stock as of a given date, the number of shares shown includes shares of common stock which may be acquired on exercise of warrants or options or conversion of convertible securities within 60 days of that date. In determining the percent of common stock owned by a person or entity on February 25, 2011, (a) the numerator is the number of shares of the class beneficially owned by such person or entity, including shares which may be acquired within 60 days on exercise of warrants or options and conversion of convertible securities, and (b) the denominator is the sum of (i) the total shares of common stock outstanding on February 25, 2011 (26,000,000), and (ii) the total number of shares that the beneficial owner may acquire upon conversion of the preferred and on exercise of the warrants and options, subject to limitations on conversion and exercise. Unless otherwise stated, each beneficial owner has sole power to vote and dispose of its shares.

(2)
On June 29, 2010, Mei Li Tsai, the sole shareholder of Global Pharma Enterprise Group Limited (“Global Pharma”) entered into an Earn In Agreement ( the “Agreement”) with former shareholders, including beneficial owners of Xuelingxian, Tongdetang and Yaoyuan. Pursuant to the Agreement, Global Pharm shall enter into a share exchange agreement with a U.S. public company and the former shareholders shall have the call right to acquire 5,223,500 shares of our common stock each time upon achieving one of the four earn in targets. On November 19, 2010, all the former shareholders exercised their call rights that have been achieved except that one of them, having acquired the call rights to purchase a total of 86, 200 shares of our common stock, has not exercised her call rights due to personal reasons.  As a result of the exercise of call rights, the former shareholders acquired 15,584,300 shares, or 59.9% of our common stock from Mei Li Tsai.

(3)
Rhonda Heskett was our former President, Chief Executive Officer, Chief Financial Officer, Secretary, sole director and Chairwoman until her resignation on August 6, 2010 in connection with the sale of 19,094,000 of her shares of common stock to Mei Li Tsai.

(4)
Yunlu Yin was appointed our new Chief Executive Officer, sole director and Chairman, An Fu was appointed our new Chief Financial Officer and Dan Li was appointed our new Secretary with effect from from August 6, 2010. On November 19, 2010, pursuant to the Earn In Agreement, Yunlu Yin, An Fu and Dan Li exercised their call rights and purchased 9,858,750, 156,000 and 117,000 shares of our common stock, respectively.

(5)	On February 18, 2011, our board of directors appointed An Fu, Gene Michael Bennett, Peitong Yu and Zhixian Long as directors of the board.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Yunlu Yin Yunlu Yin Chief Executive Office